

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

May 22, 2023

Dennis C. Schemm
Chief Financial Officer
Trex Company, Inc.
160 Exeter Drive
Winchester, Virginia 22603-8605

  Re: Trex Company, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2022
    Filed February 27, 2023
    File No. 001-14649

Dear Dennis C. Schemm:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Manufacturing